SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                    CHINA BIOPHARMACEUTICALS HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   16936V106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               c/o Nanjing Keyuan
                                139 Ma Tai Street
                                 Nanjing 210009
                                      China
                                86 (25) 360 8605
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 28, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     SHI Xinzhong
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     China
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,725,595
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,725,595
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,725,595
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________
Item 1.  Security and Issuer.

The statement relates to the Common Stock, par value $0.01 per share ("Common Stock") issued by China Biopharmaceuticals Holdings, Inc., a Delaware Corporation (the "Registrant"), whose principal executive offices are located at c/o Nanjiang Keyuan 139 Ma Tai Street Nanjing 210009, China
________________________________________________________________________________
Item 2.  Identity and Background.

This statement is filed by Mr. SHI Xinzhong, a China individual person ("Reporting Person"), whose address is P.O. Box No. 1503, Building 18 Tian Fu Yuan, Nanjing 210009, P.R. China. The Reporting Person is a shareholder of the Registrant and has been a co founder and, for about 4 years, a technician employee of Nanjing Keyuan Pharmaceutical R&D Co. ,Ltd, the Registrant's operating subsidiary.

The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

On June 8, 2004 Globus Growth Group, Inc., a New York Corporation and the predecessor of the Registrant ("Globus"), its wholly owned subsidiary in the State of Delaware under the name of China Biopharmaceuticals Holdings, Inc.("CBH" or the Registrant), China Biopharmaceuticals Corp., a British Virgin Islands company ("CBC"), the holding company which owns a 90% of the ownership interest in its only operating subsidiary and asset, Nanjing Keyuan
Pharmaceutical R&D Co. ,Ltd., doing business in English a.k.a. Nanjing Chemsource Pharmaceutical R&D Co. Ltd, ("Keyuan" or "Chemsource"),a company established in the People's Republic of China ("China") and engaged in the discovery, development and commercialization of innovative drugs and related bio-pharmaceutical products in China, and Mr. MAO Peng, the sole shareholder of CBC, entered into an agreement ("Exchange Agreement") whereby the Registrant was to acquire 100% of the equity interest of CBC (the "Reorganization"). In connection with the Reorganization, on August 4, 2004, Globus filed an Information Statement on Schedule 14C pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, notifying its shareholders of the execution and pending implementation of an Agreement and a Plan of Merger by and between Globus and CBH, its wholly owned subsidiary in the State of Delaware. The Agreement and Plan of Merger Agreement provided for a tax-free reorganization pursuant to the provisions of Section 368 of the Internal Revenue Code, according to which Globus, Inc. merged with and into CBH, ceasing its corporate existence and having CBH as the surviving corporation of the merger (the "Merger"). In the Merger, all issued and outstanding shares of the common stock of Globus have been converted into shares of common stock of CBH. On August 28, 2004, the internal reorganizational Merger was completed with Globus merging into CBH with CBH as the surviving entity and the Registrant. Effective on August 28, 2004 and Pursuant to the Exchange Agreement, the Registrant exchanged 20, 842,779 shares of Common Stock for that number of shares of CBC that constitutes 100% of the equity interest of CBC. The Reporting Person, as one of the beneficiaries of the said 20, 842,779 shares, received 1,725,595 shares of Common Stock of the Registrant.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

The Reorganization resulted in CBC becoming a wholly owned subsidiary of the Registrant on closing. The Registrant exchanged 20, 842,779 shares of Common Stock for that number of shares of CBC that constitutes 100% of the equity interest of CBC.
________________________________________________________________________________

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

As of the date of the Event, the Reporting Person beneficially owned 1,725,595 shares of the Registrant's Common Stock, comprising approximately 7% of the shares outstanding. The percentage used herein was calculated based upon the 23,158,643 shares of Common Stock of the Registrant stated by the Registrant as issued and outstanding as of August 28, 2004. The Reporting Person has sole voting and dispositive powers with respect to 1,725,595 shares of Common Stock, which he owns. The Reporting Person has not effected other transactions in the shares of the Common Stock.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

An Exchange Agreement dated June 8, 2004 was signed between Globus, the Registrant, CBC which owns a 90% of the ownership interest in its only operating subsidiary and asset, Keyuan, and Mr. MAO Peng to exchange 20, 842,779 shares of Common Stock of the Registrant in consideration for 100% of the equity interest of CBC as described. The Reporting Person, as one of the beneficiaries of the said 20, 842,779 shares, received 1,725,595 shares of Common Stock of the Registrant.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

An Exchange Agreement dated June 8, 2004.
________________________________________________________________________________

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 13, 2004


/s/ SHI Xinzhong
-----------------------
SHI Xinzhong

                            SHARE EXCHANGE AGREEMENT

         THIS SHARE EXCHANGE AGREEMENT (this "Agreement"), is entered into as of the 8th day of June, 2004, by and among: (i) Globus Growth Group, Inc., a New York corporation ("Globus"), whose shares of common stock are registered under
Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and which files the periodic and other reports required thereby, (ii)
China Biopharmaceuticals Holdings, Inc., a Delaware corporation (the "Corporation"), (iii) China Biopharmaceuticals Corp., a British Virgin Islands company ("CBC"), the holding company which shall by the time of Closing own 90% ownership interest of NanJing Keyuan Pharmaceutical R&D Co., Ltd. ("Keyuan"),
(iv) Keyuan, a company established in the People's Republic of China ("China") and engaged in drug discovery and manufacturing business in China and (v) Peng Mao as the sole shareholder of CBC (the "CBC Shareholder"). Globus, the Corporation, CBC, Keyuan and the CBC Shareholder are referred to collectively as the "Parties".

         WHEREAS, Globus, the Corporation, CBC, the CBC Shareholder and Keyuan have determined that the acquisition by the Corporation of CBC is advisable and in the best interests of their respective companies and stockholders, and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits;

         WHEREAS, the Corporation has proposed to acquire CBC pursuant to an exchange transaction whereby, pursuant to the terms and subject to the conditions of this Agreement and in accordance with applicable law, CBC shall become a wholly owned subsidiary of the Corporation (the "Exchange") in consideration for the issuance of shares of common stock of the Corporation (the "Corporation Common Shares") to the CBC Shareholder constituting 90% of the then issued and outstanding Corporation Common Shares on a fully diluted basis;

         WHEREAS, the Corporation Common Shares to be issued to the CBC Shareholder (the "Issuable Shares") shall be issued or reserved for issuance, as the case may be, in exchange for 100% of the shares of capital stock of CBC on a fully diluted basis (the "CBC Shares");

         WHEREAS, the Parties hereto contemplate that the Corporation shall have consummated a merger (the "Merger") of Globus with and into the Corporation, pursuant to an Agreement and Plan of Merger the principal purpose of which shall be to provide for the reincorporation of Globus into the State of Delaware (the "Merger Agreement"), which Merger shall have become effective immediately prior to the closing of the Exchange;

         WHEREAS, the obligation of each of the parties to this Agreement to effect the Exchange is subject to the conditions hereinafter set forth, including but not limited to consummation of the Merger;

         WHEREAS, the parties intend that the Exchange qualify as a tax free "reorganization" within the meaning of Section 368(a) (1) (B) of the Internal Revenue Code of 1986, as amended (the "Code"), and the parties intend this Agreement to qualify as a "plan of reorganization" within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

         WHEREAS, the Parties are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

         NOW THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the Parties to be derived herefrom, it is hereby agreed as follows:

                                    ARTICLE I

                REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

As an inducement to, and to obtain the reliance of CBC, the Corporation, represents and warrants as follows:

1.1 Organization. The Corporation is a company duly organized and validly existing under the laws of Delaware and has the corporate power and is duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business. Schedule 1.1 includes: (i) a certified copy of the Certificate of Incorporation of the Corporation in effect as of the date of this Agreement, (ii) the bylaws of the Corporation in effect as of the date of this Agreement, and (iii) certificate of good standing of the Corporation issued by the Delaware Secretary of State and dated within one (1) day prior to the date of this Agreement.

1.2 Due Authorization. The Corporation has taken, or will have taken prior to Closing (as defined below), all actions required by law, its certificate of incorporation, its bylaws, or otherwise to authorize the execution and delivery of this Agreement. No authorization, approval, consent, or order of, or registration, declaration, or filing with, any court or other governmental body is required in connection with the execution and delivery by the Corporation of this Agreement and consummation by the Corporation of the transactions contemplated by this Agreement.

1.3 Absence of Violation. The execution and delivery of this Agreement, and all exhibits hereto does not and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with, violate, result in a breach of or constitute a default under any provision of the Certificate of Incorporation (as amended) or bylaws or other organizational documents of the Corporation; (ii) violate, conflict with or result in the breach or termination of or modification, or otherwise give any other contracting party the right to terminate or modify, or constitute a default, with or without notice, the lapse of time or both, or cause the acceleration of any obligation, under the terms of any contract to which the Corporation is a party, (iii) result in the creation of any lien, charge or encumbrance upon the properties or other assets of the Corporation, or (iv) conflict with, violate, result in a breach of or constitute a default under any judgment, order, injunction, decree or award against, or binding upon, the Corporation or upon any of its properties or assets.

1.4 Consents. The Corporation is not subject to any law, ordinance, regulation, rule, order, judgment, injunction, decree, charter, bylaw, contract, commitment, lease, agreement, instrument or other restriction of any kind which would prevent the Corporation from performing the terms of this Agreement or any of the transactions contemplated hereby without the consent of any third party, or which would require the consent of any third party for the consummation of this Agreement or any of the transactions contemplated hereby, or which would result in any penalty, forfeiture or other termination as a result of such consummation.

1.5 Binding Obligation. When executed by the Corporation, this Agreement and all exhibits hereto and the representations and warranties contained herein and therein will constitute a valid and binding obligation of the Corporation enforceable in accordance with their respective terms.

1.6 Capitalization and Outstanding Shares. There are 210,000,000 shares of capital stock of the Corporation (the "Corporation Capital Shares") authorized, consisting of 200,000,000 Corporation Common Shares, $0.01 par value per share, and 10,000,000 shares of "blank check" preferred stock (the "Corporation Preferred Shares").

At the Closing Date (as hereinafter defined), there will be an aggregate of up to 2,500,000 Corporation Common Shares issued and outstanding and no Corporation Preferred Shares. Except as provided in this Agreement, no person is entitled to any rights with respect to the issuance or transfer of the Corporation Common Shares. The outstanding Corporation Capital Shares will on the Closing Date be validly issued, fully paid, non-assessable, not subject to pre-emptive rights and will have been issued in compliance with all state and federal securities laws or other applicable law.

1.7 Issuable Shares. The Issuable Shares issuable to the CBC Shareholder as the holder of the CBC Shares will when issued pursuant to this Agreement be duly and validly authorized and issued, fully paid and non-assessable.

1.8 Compliance With Laws and Regulations. The Corporation has complied with all applicable statutes and regulations of any federal, state, or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets, or condition of the Corporation or except to the extent that noncompliance would not result in the occurrence of any material liability for the Corporation.

1.9 Litigation. There are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Corporation's management, threatened against the Corporation or any of its assets or business or this Agreement or any exhibit hereto, at law or in equity, by or before any court, arbitrator or governmental authority, domestic or foreign.

1.10 No Bankruptcy. There has not been filed any petition or application, nor any proceeding commenced by or against the Corporation with respect to any assets of the Corporation under any law, domestic or foreign, relating to bankruptcy, reorganization, fraudulent transfer, compromise, arrangements, insolvency, readjustment of debt or creditors' rights, and no assignment has been made by the Corporation for the benefit of creditors generally.

1.11 No Shareholders' Agreement. Except for this Agreement and any agreements incorporated as exhibits hereto, there is no agreement which governs or purports to govern the shareholdings of the Corporation or which restricts or purports to restrict the exercise by any shareholder of the Corporation of his rights as a shareholder of the Corporation, including without restriction, any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rates or disposition of the shares (or units or other equity interest, as the case may be) of the Corporation.

1.12 Acquisition of Equity Securities. There is no share option plan or other arrangement to acquire any equity securities of the Corporation or securities convertible or exercisable into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional equity securities, as the case may be, except (i) as disclosed in this Agreement, or
(ii) as provided on Schedule 1.12 hereto.

1.13 Financial Statements.

         (a) The Corporation has made available to CBC, through reference to documents filed with the Securities Exchange Commission (the "Commission") through the Commission's Electronic Data Gathering Analysis and Retrieval ("EDGAR"), a correct and complete copy of each report, schedule and registration statement filed by Globus, as the predecessor of the Corporation as the surviving entity in the Merger (as so surviving, the "Surviving Entity"), on EDGAR (the "SEC Reports").

         (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except that unaudited statements do not contain footnotes in substance or form required by GAAP, as is permitted by the Exchange Act).

1.14 Tax Returns. Except as set forth on Schedule 1.14, all required tax returns and information returns and reports of or relating to any tax and the information and data contained therein have been properly and accurately compiled and completed in all material respects, and filed in a timely manner with the appropriate taxation authority for the Corporation.

1.15 Guarantees. The Corporation does not have any outstanding contracts or commitments guaranteeing (or indemnifying or making contribution to others for breaches in connection with) the payment or collection or the performance of the obligations of others, and none of them has entered into any deficiency agreements, or issued any comfort letters, or otherwise granted any material financial assistance to any person, firm, corporation or other entity.

1.16 No Non-Competition Agreement. There is no restriction agreement nor any non-solicitation or non-competition agreement or other agreement restricting in any way the carrying on of the business of the Corporation binding upon the Corporation.

1.17 Real Property. Except as set forth on Schedule 1.17 (a), the Corporation does not own any real or otherwise immovable property. Except as set forth on
Schedule 1.17 (b), the Corporation does not hold as tenant any leases.

1.18 Employment Matters. Except as set forth on Schedule 1.18 (a), the Corporation does not have any employment, consulting or severance contract, arrangement or understanding with any person whomsoever. The Corporation has not granted any "golden parachute" to any of its past or present employees. Except as disclosed on Schedule 1.18 (b), the salaries and bonuses of all officers and employees of the Corporation have been paid in full by the Corporation. The Corporation is in compliance in all material respects with all applicable laws relating to employment in all relevant jurisdictions. There is no pending or outstanding employment dispute within the Corporation.

1.19  Intellectual  Property.  The  Corporation has not and is not violating any
patents,   material  trade  marks,  trade  names,  copyrights,   service  marks,
applications therefore and other industrial and intellectual property.

1.20 Issuance of Shares Exempt from Registration. The issuance of the Issuable Shares to CBC Shareholder is exempt from registration under United States federal and state securities laws and regulations.

1.21 No Materially Adverse Undisclosed Facts. There is no fact known to the management of the Corporation which has not previously been disclosed in writing to CBC which may in the reasonable expectation of the Corporation's management materially adversely affect the Corporation or its respective assets, properties, business, prospects, operation or condition (financial or otherwise) and no state of facts is known to the management of the Corporation that would operate to prevent the Corporation from continuing to carry on its business in the manner in which carried on at the date hereof.

1.22 Absence of Certain Changes or Events. Except as contemplated by this Agreement, the Merger Agreement or any transactions or developments contemplated thereby, from the date of this Agreement until the completion of the Closing (as described below) the Corporation will, other than as disclosed in writing to CBC, not: (i) incur any liability or obligation whatsoever, secured or unsecured, direct or indirect, other than in the ordinary and usual course of its business; (ii) enter into any contracts or agreements whatsoever, other than in the ordinary and usual conduct and course of its business; (iii) change any of its accounting methods, principles, practices or policies; (iv) cease to operate its properties, if any, or fail to maintain any of its properties, rights and assets consistently with past practices; (v) sell or otherwise in any way alienate or dispose of any of its assets other than in the ordinary course of business and in a manner consistent with past practices; (vi) modify its Certificate of Incorporation, Bylaws or capital structure; (vii) make any dividend to any of its shareholders or to any affiliate or associate thereof, or reserve or declare any dividend; (viii) other than the ordinary course of business, grant to any customer any special allowance or discount, or change its pricing, credit or payment policies; (ix) make any loan or advance, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of any person, or (x) purchase or otherwise acquire any shares or other equity security, as the case may be, in any person.

         The Corporation further represents that, except as described in its SEC Reports, there have not been any transactions, agreements, arrangements or payments (including, without limitation, salaries, bonuses, royalties or fees) relating to or affecting the Corporation or its business: (i) involving any related entity of the Corporation, (ii) involving any current or former director, officer, shareholder of the Corporation, or (iii) involving any member of the immediate family of any individual described in clause (ii) above, (iv) involving any other person not acting at arm's length with the Corporation or
(v) not otherwise at arm's length.

1.23 Reliance. All representations and warranties of the Corporation contained herein, shall be deemed to have been relied upon by CBC and Keyuan notwithstanding any investigation heretofore or hereafter made by CBC or by its counsel and shall survive the date hereof and continue in full force and effect for the benefit of CBC and Keyuan until the limitation period under any applicable tax statute has expired or, in all other cases, until the first anniversary of the date hereof.

1.24 Assets and Liabilities at the Time of Closing. At the time of the Closing , the Corporation shall have no liabilities and no assets other than the cash in the Corporation's bank account in the approximate amount of $250,000 plus the additional amounts of funds sufficient to pay for the reasonable fees to be incurred in connection with obtaining clearance from the NASD of the Form 15(c)(2)(11) to be filed for purposes of having the Corporation Common Stock quoted on the NASD OTC Bulletin Board.

1.25 Restriction of Sale of Shares by Principal Shareholders of the Corporation. The Corporation shall have entered into the lock-up agreement attached hereto as Exhibit A with the Principal Shareholders listed on Schedule 1.25 hereof (the "Lock-up Agreement"), which Lock-up Agreement shall restrict the direct or indirect sale of shares of the Corporation Common Stock by the Principal Shareholders such that they can only sell 7.5% of their shares of the Corporation Common Stock every three months starting from the first day of the trading of the shares of the Corporation Common Stock on any trading system or exchange.

1.26 Reporting Status. Subsequent to the Merger and prior to Closing, the Corporation shall be a reporting company which files periodic and other reports with the Commission under the Exchange Act and whose shares of common stock are registered under Section 12(g) of such Exchange Act in the same capacity as is applicable to Globus as of the date hereof.

                                   ARTICLE II
                REPRESENTATIONS AND WARRANTIES OF CBC AND KEYUAN

As an inducement to, and to obtain the reliance of the Corporation, each of CBC and Keyuan, jointly and severally, represents and warrants, as of the date of this Agreement and as of the Effective Time, as follows:

2.1 Organization.

         (a) Keyuan is a company duly organized, validly existing and in good standing under the laws of China and has the corporate power and is duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business.

         (b) CBC is a company duly organized, validly existing and in good standing under the laws of British Virgin Islands and has the corporate power and is duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business. Schedule 2.1 (b) includes: (i) a certified copy of the Memorandum of Association of CBC in effect as of the date of this Agreement, and (ii) the Articles of Association of CBC in effect as of the date of this Agreement.

2.2 Due Authorization. CBC has taken, or will have taken prior to Closing (as defined below) all actions required by law, CBC's Memorandum of Association or Articles of Association, as the case may be, or otherwise to authorize the execution and delivery of this Agreement. No authorization, approval, consent, or order of, or registration, declaration, or filing with, any court or other governmental body is required in connection with the execution and delivery by CBC or Keyuan of this Agreement and consummation by CBC or Keyuan of the transactions contemplated by this Agreement.

2.3 Absence of Violation. The execution and delivery of this Agreement, and all exhibits hereto does not and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with, violate, result in a breach of or constitute a default under any provision of the Memorandum of Association, Articles of Association (each as amended) or other organizational documents of

CBC, as applicable; (ii) violate, conflict with or result in the breach or termination of or modification, or otherwise give any other contracting party the right to terminate or modify, or constitute a default, with or without notice, the lapse of time or both, or cause the acceleration of any obligation, under the terms of any contract to which CBC or Keyuan is a party, (iii) result in the creation of any lien, charge or encumbrance upon the properties or other assets of CBC or Keyuan, or (iv) conflict with, violate, result in a breach of or constitute a default under any judgment, order, injunction, decree or award against, or binding upon CBC or Keyuan, or upon any of the properties or assets of CBC or Keyuan.

2.4 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission or any third party, including a party to any agreement with CBC or Keyuan, is required by or with respect to CBC or Keyuan in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

2.5 Binding Obligation. When executed by CBC and Keyuan, this Agreement, and all exhibits hereto and the representations and warranties contained herein and therein will constitute a valid and binding obligation of CBC and Keyuan, jointly and severally, enforceable in accordance with their respective terms.

2.6 Capitalization and Outstanding Shares.

         (a) CBC

                  (i) There are 50,000 CBC Shares, consisting of 50,000 ordinary shares, $1.00 par value per share (the "CBC Ordinary Shares") and no preference shares (the "CBC Preference Shares"). As of the date of this Agreement, there were 5,000,000 CBC Shares issued and outstanding , consisting of 5,000,000 CBC Ordinary Shares and no CBC Preference Shares. Except as disclosed on Schedule 2,6 (a) (i) hereto, no CBC Shares have been reserved for issuance to any person, and there are no other outstanding rights, warrants, options or agreements for the purchase of CBC Shares except as provided in this Agreement.

                  (ii) Except as disclosed on Schedule 2.6(a) (ii) hereto, no person is entitled to any rights with respect to the exchange or delivery of the CBC Shares. The CBC Shares have been issued in compliance with all applicable law and are validly issued, fully paid, and non-assessable and not issued in violation of the pre-emptive or other rights of any person.

         (b) Keyuan

                  The authorized capitalization of Keyuan consists of an unlimited number of limited liability company membership interests. CBC shall own 90% of such membership interests, on a fully diluted basis, of Keyuan at the Closing Date

2.7 Options or Warrants or Subscriptions. Except as set forth in Schedule 2.7 to this Agreement, there are no existing options, warrants, calls, subscriptions or commitments of any character relating to any equity securities of CBC or Keyuan, including, without limitation, the CBC Shares.

2.8 Compliance With Laws and Regulations. CBC has complied with all applicable statutes and regulations of the British Virgin Islands, and Keyuan has complied with all applicable statutes and regulations of China, except to the extent that noncompliance would not (i) materially and adversely affect the business, operations, properties, assets, or condition of CBC or Keyuan, or (ii) result in the occurrence of any material liability for CBC and Keyuan.

2.9 Litigation. There are no claims, actions, suits, proceedings or investigations pending or threatened or reasonably anticipated against or affecting CBC or Keyuan or any assets or business of either CBC or Keyuan or this Agreement or any exhibit hereto, at law or in equity, by or before any court, arbitrator or governmental authority, domestic or foreign.

2.11 No Bankruptcy. There has not been filed any petition or application, nor any proceeding commenced by or against CBC or Keyuan with respect to any assets of CBC or Keyuan under any law, domestic or foreign, relating to bankruptcy, reorganization, fraudulent transfer, compromise, arrangements, insolvency, readjustment of debt or creditors' rights, and no assignment has been made by CBC or Keyuan for the benefit of creditors generally.

2.12 No Option Plan. There is no share option plan or similar plan to acquire any additional shares or units or other equity interests, as the case may be, of CBC or securities convertible or exercisable into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares or units or equity interests, as the case may be.

2.13 Financial Statements of Keyuan.

         (a) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the audited financial statements of Keyuan as attached hereto as Schedule 2.13(a) and incorporated herein by reference and made an integral part hereof (the "Keyuan Financial Statements"), was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except that unaudited statements do not contain footnotes in substance or form required by GAAP, as is permitted by the Exchange Act).

         (b) The Keyuan Financial Statements are true, correct and complete and accurately reflect the financial condition of Keyuan as of each of period reflected therein. The Keyuan Financial Statements fairly present the financial condition of Keyuan and the results of its operations and cash flows as of the dates thereof. The Keyuan Financial Statements include all adjustments necessary to present fairly the information for such period.

         (c) To the knowledge of CBC and Keyuan, except as disclosed in the Keyuan Financial Statements, there has been no material change in the financial condition, operations or business of Keyuan since December 31, 2003.

         (d) Schedule 2.13(a)(iv) hereof lists, and Keyuan has delivered to the Corporation copies of the documentation creating or governing, all securitization transactions and "off-balance sheet arrangements" (as defined in Item 303(c) of Regulation S-K of the Commission) effected by Keyuan or its subsidiaries since December 31, 2001.

         (e) Except as otherwise disclosed in the Keyuan Financial Statements, Keyuan does not have any material liabilities.

2.14 Tax Returns. Except as set forth on Schedule 2.14, all required tax returns and information returns and reports of or relating to any tax and the information and data contained therein have been properly and accurately compiled and completed in all material respects, and filed and paid in a timely manner with the appropriate taxation authority for each of CBC and Keyuan.

2.15 Guarantees. Neither CBC nor Keyuan has any outstanding contracts or commitments guaranteeing (or indemnifying or making contribution to others for breaches in connection with) the payment or collection or the performance of the obligations of others, and neither of them has entered into any deficiency agreements, or issued any comfort letters, or otherwise granted any material financial assistance to any person, firm, corporation or other entity.

2.16 No Non-Competition Agreement. There is no restriction agreement nor any non-solicitation or non-competition agreement or other agreement restricting in any way the carrying on of the business of CBC binding upon CBC.

2.17 Real Property. CBC does not own any real or otherwise immovable property.

2.18 Personal Property; Intellectual Property.

         (a) All of the personal property (other than Intellectual Property, as hereinafter defined) reflected in each of the Keyuan Financial Statements (the "Personal Property") is in existence (except for dispositions made in the ordinary course of business since the date of the December 31, 2003 Balance Sheet). Each of CBC and Keyuan has good and marketable title to all of its respective assets and properties, free and clear of all encumbrances or liens howsoever defined and such assets and properties consist of all of the assets and properties required by each of CBC and Keyuan to conduct its respective businesses consistent with past practice. There are no material defects, latent or patent, in the Personal Property. The machinery or equipment of Keyuan are in proper operating condition and repair (subject to normal wear and tear).

         (b) Each of CBC and Keyuan owns or has the right to use pursuant to license, sublicense, agreement, or permission all intellectual property used for the operation of Keyuan's business as presently conducted, which intellectual property shall for purposes of this Agreement to include, but not be limited to, all (i) patent and patent rights, trademarks and trademark rights, trade names and trade name rights, copyrights and copyright rights, service marks and service mark rights, and all pending applications for and registration of the same; (ii) brand names, trade dress, business and product names, logos and slogans, and (iii) proprietary technology, including all know-how, trade secrets, quality control standards, reports (including test reports), designs, processes, market research and other data, computer software and programs (including source codes and related documentation), formulae, inventions and other ideas, methodologies, and technical information, (iv) claims of the owner of any intellectual property for infringement of its rights by a third party, no matter when arising, and (v) other intellectual property (the "Intellectual Property").

         Each item of Intellectual Property owned or used by CBC or Keyuan immediately prior to the Closing hereunder will be owned or available for use by the Corporation on identical terms and conditions immediately subsequent to the Closing hereunder. Each of CBC and Keyuan has taken all necessary and desirable action to maintain and protect each item of Intellectual Property that it owns or uses. Schedule 2.18(b) sets forth a true, correct and complete list (together with description, registration number and registration date) of each item of Intellectual Property owned by CBC and Keyuan or used in the operation of Keyuan's business, and, to the extent registered with any governmental authority, the name, date of registration and registration number of each such item. To the knowledge of CBC and Keyuan, no third party has interfered with, infringed upon, misappropriated, or violated in any material respect any Intellectual Property. The Intellectual Property constitutes all the intellectual property that is material to the conduct of the business of Keyuan as now conducted. Keyuan has taken reasonable steps to protect its confidential information and trade secrets.

2.19 No Materially Adverse Undisclosed Facts. There is no fact known to the management of CBC or Keyuan which has not previously been disclosed in writing to the Corporation which may materially adversely affect CBC, Keyuan or either such company's respective assets, properties, business, prospects, operation or condition (financial or otherwise), or which should be disclosed to the Corporation in order to make any of the warranties and representations herein true and not misleading and no state of facts is known, to the management of CBC or Keyuan, which would operate to prevent CBC or Keyuan from continuing to carry on either of their businesses in the manner in which carried on at the date hereof.

2.20 Sarbanes-Oxley Compliance

         (a) Weinberg & Company, P.A. ("Weinberg"), which has expressed its opinion with respect to the Keyuan Financial Statements (including the related notes), is and has been throughout the periods covered by such financial statements (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), (ii) "independent" with respect to CBC and Keyuan within the meaning of Regulation S-X and (iii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related Rules of the Commission and the Public Company Accounting Oversight Board. Except as disclosed on Schedule 2.20(a), no non-audit services have been performed by Weinberg for CBC, Keyuan or any subsidiary of either CBC or Keyuan.

         (b) Each of CBC, Keyuan and their subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management's authorization; (ii) transactions are recorded as necessary to permit preparation of the Keyuan Financial Statements to maintain accountability for its consolidated assets; (iii) access to Keyuan's assets is permitted only in accordance with management's authorization; (iv) the reporting of Keyuan's assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

         (c) Neither CBC nor Keyuan has, since September 30, 2001, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of either CBC, Keyuan or any subsidiary thereof.
Schedule 2.20(c) identifies any loan or extension of credit maintained by CBC or Keyuan to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

         (d) On or before Closing, each of CBC, Keyuan, each of their directors and its senior financial officers shall have consulted with Weinberg and CBC's and Keyuan's independent counsel, as appropriate, with respect to, and (to the extent applicable to CBC or Keyuan, as the case may be) is familiar in all material respects with all of the requirements of the Sarbanes-Oxley Act of 2002. Each of CBC and Keyuan is in compliance with the provisions of the Sarbanes-Oxley Act of 2002 applicable to it as of the date hereof and has implemented such programs and has taken reasonable steps, upon the advice of Weinberg and CBC's and Keyuan's independent counsel, respectively, to ensure CBC's and Keyuan's future compliance (not later than the relevant statutory and regulatory deadlines therefor) with all provisions of the Sarbanes-Oxley Act of 2002 which shall become applicable to CBC and Keyuan after the Closing Date hereof.

         (e) On or before Closing, each of CBC and Keyuan shall maintain disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures shall be effective to ensure that all material information concerning CBC, Keyuan and its subsidiaries is made known on a timely basis to management of CBC and Keyuan. Such disclosure controls will remain in effect on the Closing Date hereof and made available to the parties responsible for the preparation of the Corporation's filings with the Commission and other public disclosure documents. Schedule 2.20(c) lists, and each of CBC and Keyuan has delivered to the Corporation copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures.

2.21 Absence of Certain Changes or Events. Except as contemplated by this Agreement or any transactions or developments contemplated thereby, from the date of this Agreement until the completion of the Closing, neither CBC nor Keyuan will, other than as has been disclosed in writing to the Corporation: (i) incur any liability or obligation whatsoever, secured or unsecured, direct or indirect, other than in the ordinary and usual course of its business; (ii) enter into any contracts or agreements whatsoever, other than in the ordinary and usual conduct and course of either of its businesses; (iii) change any of its accounting methods, principles, practices or policies; (iv) cease to operate its properties, if any, or fail to maintain any of its properties, rights and assets consistently with past practices; (v) sell or otherwise in any way alienate or dispose of any of its assets other than in the ordinary course of business and in a manner consistent with past practices; (vi) modify its charter documents or capital structure; (vii) make any dividend to any of its shareholders or to any affiliate or associate thereof, or reserve or declare any dividend; (viii) other than the ordinary course of business, grant to any customer any special allowance or discount, or change its pricing, credit or payment policies; (ix) make any loan or advance, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of any person, or (x) purchase or otherwise acquire any shares or other equity security, as the case may be, in any person.

2.22 Information Supplied. The information supplied by CBC and Keyuan specifically for inclusion in the information statement to be sent to the shareholders of Globus on Schedule 14C (the "Information Statement") relating to the written consent by such shareholders to the Merger Agreement shall not, on the date the Information Statement is first mailed or delivered to such stockholders, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which it was made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication to the shareholders of Globus with respect to this Agreement, the Merger Agreement or any transaction or development contemplated thereby or hereby, which has become false or misleading.

2.23 Reliance. All representations and warranties of CBC and Keyuan contained herein, shall be deemed to have been relied upon by the Corporation notwithstanding any investigation heretofore or hereafter made by the Corporation or by its counsel and shall survive the date hereof and continue in full force and effect for the benefit of the Corporation until the limitation period under any applicable tax statute has expired or, in all other cases, until the first anniversary of the date hereof.

2.24 Full Disclosure. The representations and warranties of CBC and Keyuan contained in this Article II of this Agreement or to be furnished in or in connection with documents mailed or delivered to the shareholders of Globus in connection with the consummation of the Merger Agreement,, do not contain or will not contain, any untrue statement of a material fact, or omit to state a material fact required to be stated herein or therein or necessary to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

                                   ARTICLE III
              REPRESENTATIONS AND WARRANTIES OF THE CBC SHAREHOLDER

As an inducement to, and to obtain the reliance of the Corporation, the CBC Shareholder represents and warrants, as of the date of this Agreement and as of the Effective Time, as follows:

3.1 Ownership of Shares. The CBC Shareholder owns, as of the date of this Agreement and at all times herefrom to the Closing thereof shall continue to own, 100% of the CBC Shares on a fully diluted basis.

3.2 Binding Obligation. When executed by the CBC Shareholder, this Agreement, and all exhibits hereto and the representations and warranties contained herein and therein will constitute a valid and binding obligation of the CBC Shareholder, enforceable in accordance with its terms.

3.3 Reliance. All representations and warranties of the CBC Shareholder contained in this Article III shall be deemed to have been relied upon by the Corporation notwithstanding any investigation heretofore or hereafter made by the Corporation or by its counsel and shall survive the date hereof and continue in full force and effect for the benefit of the Corporation until the first anniversary of the date hereof.

                                   ARTICLE IV
                                   THE CLOSING

4.1 The Exchange. The CBC Shareholder agrees to assign, transfer, and deliver to the Corporation, free and clear of all liens, pledges, encumbrances, charges, restrictions or known claims of any kind, nature, or description, all of the outstanding common shares of CBC, constituting 100% of the issued and outstanding common shares of CBC on a fully diluted basis, and the Corporation agrees to acquire such shares by issuing and delivering to the CBC Shareholder in exchange therefor an aggregate of up to 22,500,000 or such lesser number of Issuable Shares constituting 90% percent of the then issued and outstanding common stock of the Corporation on a fully-diluted basis to the CBC Shareholder.

4.2 Closing. The closing ("Closing") of the transactions contemplated by this Agreement shall be on July 30, 2004 or at such time and place as the parties may mutually agree ("Closing Date").

4.3 Conditions Precedent to Closing.

The conditions precedent to the obligations set forth in this Agreement include:

         (a) The resignation of the entire current board of directors and the executive officers of the Corporation other than Steve Globus as a member of the board of directors and the simultaneous election of new board members designated by CBC;

         (b) the execution and requisite approval of this Agreement by all Parties hereto;

         (c) the filing of a certificate of merger in the State of Delaware effectuating the Merger of Globus with and into the Corporation; and

      (d) The filing by Globus of the definitive Information Statement with the Commission and the dissemination thereof to the shareholders of Globus.

4.4 Closing Events. At the Closing, each of the respective Parties hereto shall execute, acknowledge, and/or deliver, as applicable, or shall ensure to be executed, acknowledged, and delivered, as applicable, the following:

         (a) In the case of CBC and Keyuan: (i) each of the Schedules set forth in Article II of this Agreement and (ii) an officer's certificate in the substantial form of Schedule 4.4(a) hereto certifying that certain facts are true as of the date of the Closing.

         (b) In the case of the CBC Shareholder, (i) share certificates evidencing the ownership by the CBC Shareholder of the CBC Shares and (ii) power of stock transfer evidencing the transfer of the CBC Shares to the Corporation.

         (c) In the case of the Corporation: (i) each of the Schedules set forth in Article I of this Agreement; (ii) share certificates evidencing the ownership by the CBC Shareholder of the Issuable Shares, (iii) the Certificate of Incorporation certified by an officer of the Corporation to be in force as of the date of the Closing, (iv) an officer's certificate of the Corporation in the substantial form of Schedule 4.4(b) certifying that certain facts are true as of the date of the Closing, and (v) an opinion of counsel of the Corporation as to:
(A) the due organization of the Corporation; (B) the due authorization by the Corporation to enter into this Agreement and all exhibits hereto; (C) the enforceability against the Corporation of this Agreement and all exhibits hereto; and (D) in reliance upon the representations, warranties, covenants and other disclosure made by CBC, Keyuan and the CBC Shareholder in this Agreement, the exemption from registration under U.S. federal and state securities laws and regulations of the issuance of the Issuable Shares to the CBC Shareholder.

         (d) Any and all certificates, together with such other items as may be reasonably requested by the Parties hereto and their respective legal counsel in order to effectuate or evidence the transactions contemplated hereby.

                                    ARTICLE V
                    ADDITIONAL AGREEMENTS AND INDEMNIFICATION

5.1 Restrictions on Resale

         (i) The Issuable Shares. The Issuable Shares will not be registered under the Securities Act, or the securities laws of any state, and cannot be transferred, hypothecated, sold or otherwise disposed of until; (i) a registration statement with respect to such securities is declared effective under the Securities Act, or (ii) the Corporation receives an opinion of counsel for the stockholder, reasonably satisfactory to counsel for Corporation, that an exemption from the registration requirements of the Securities Act is available.

         "THE SECURITIES WHICH ARE REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNTIL A REGISTRATION STATEMENT WITH RESPECT THERETO IS DECLARED
         EFFECTIVE UNDER SUCH ACT, OR THE CORPORATION RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER REASONABLY SATISFACTORY TO COUNSEL FOR THE CORPORATION THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT IS AVAILABLE."

5.2 Indemnification.

         (a) CBC and the Corporation hereby agree to indemnify and hold harmless respectively the Corporation, CBC and all of the Corporation's or CBC's officers, directors, stockholders, employees and agents against any and all expenses, liabilities, costs and damages (other than costs and expenses directly incurred by the Corporation and the officers, directors, stockholders, employees and agents of the Corporation or CBC in the process of their due diligence investigation), including, but not limited to all expense of defense and investigation relating thereto, of any and every nature and description, however incurred, arising out of any wrongful or grossly negligent act or omission by CBC or by the Corporation, or any designee of CBC or the Corporation related to this Agreement, and the transactions described herein.

         (b) The Corporation shall indemnify the CBC Shareholder for any undisclosed and hidden liability, claims and other losses arising from such liability and claim existing or related to activities of the Corporation prior to the Closing and will increase the number of Issuable Shares by the factor of the total liability divided by $0.05.

                                   ARTICLE VI
             CONDITIONS PRECEDENT TO OBLIGATIONS OF THE CORPORATION

         In addition to the conditions precedent set forth in Section 4.3 to this Agreement, the obligations of the Corporation under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

6.1 Accuracy of Representations. The representations and warranties made by each of CBC, Keyuan and the CBC Shareholder in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date (except for changes therein permitted by this Agreement), and each of CBC, Keyuan and the CBC Shareholder shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing.

6.2 No Material Adverse Change. Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business, or operations of CBC or Keyuan nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of CBC or Keyuan.

6.3 Due Diligence. The Corporation shall have completed to its own satisfaction due diligence in relation to CBC and Keyuan.

6.4 Board Approval. The Corporation shall have obtained the approval of each of this Agreement and the Merger Agreement from its board of directors and its stockholders.

                                   ARTICLE VII
                   CONDITIONS PRECEDENT TO OBLIGATIONS OF CBC

         In addition to the conditions precedent set forth in Section 4.2 to this Agreement, the obligations of CBC under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

7.1 Accuracy of Representations. The representations and warranties made by the Corporation in this Agreement were true when made and shall be true as of the Closing Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and the Corporation shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by the Corporation prior to or at the Closing.

7.2 No Material Adverse Change. Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business, or operations of the Corporation nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of the Corporation.

7.3 Discharge of Existing Liabilities. The Corporation shall discharge all the existing liabilities before the Closing Date other than as permitted hereby.

7.4 Due Diligence. CBC shall have completed to its own satisfaction due diligence in relation to the Corporation.

7.5 Board Approval. CBC shall have obtained the approval of this Agreement from its board of directors and the CBC Shareholder.

                                  ARTICLE VIII
                                  MISCELLANEOUS

8.1 Governing Law. This Agreement shall be governed by, enforced, and construed under and in accordance with the laws the State of New York without regard to its conflicts of laws principles.

8.2 Resolution of Disputes.

         (a) Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall first be resolved through friendly consultation, if possible. Such consultation shall begin immediately after one party has delivered to the other party a written request for such consultation (the "Consultation Date"). If the dispute cannot be resolved within 30 days following the Consultation Date, the dispute shall be submitted to arbitration upon the request of either party, with written notice to the other party.

         (b) Arbitration. The arbitration shall be conducted by a tribunal (the "Tribunal") in New York, New York under the auspices of the American Arbitration Association ("AAA") in accordance with the commercial arbitration rules and supplementary procedures for international commercial arbitration of the AAA. There shall be three arbitrators--one arbitrator shall be chosen by each party to the dispute and those two arbitrators shall choose the third arbitrator. All arbitration proceedings shall be conducted in English. Each party shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other party in connection with the arbitration proceedings. Arbitration shall be the sole, binding, exclusive and final remedy for resolving any dispute between the parties; either party may apply to any court of competent jurisdiction in the State of New York for enforcement of any award granted by the Tribunal.

         (c) During the period when a dispute is being resolved, except for the matter being disputed, the parties shall in all other respects continue to abide by the terms of this Agreement.

8.3 Notices. Any notice or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed as follows:

         (a) If to the Corporation:

                  China Biopharmaceuticals Holdings, Inc.
                  44 West 24th Street
                  New York, NY 10010

                  Facsimile: (212) 645-0332

                  Attn: Stephen E. Globus, CEO and Chairman of the Board

                  with a copy to (which shall not constitute notice):

                  Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP
                  101 East 52nd Street, 9th Floor
                  New York, NY 10022
                  Telephone: (212) 752-9700
                  Facsimile: (212) 980-5192

                  Attn.: Arthur S. Marcus, Esq.

         (b) If to each of CBC, the CBC Shareholder or Keyuan:

                  #1608 Tower B, No. 1, South Xi-Ba-He Road
                  Chaoyang District Beijing
                  People  Republic of China
                  Zip: 100028
                  Telephone: 011 - 86 10 6446 2081
                  Facsimile: 011 - 86 10 6446

                  Attn: Peng Mao

         with a copy to (which shall not constitute notice):

                  Baker & McKenzie, LLP
                  805 3rd Avenue
                  New York, NY 10022
                  Telephone: (212) 891-3982
                  Facsimile: (212) 310-1682

                  Attn.: Howard H. Jiang, Esq.

or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed or telegraphed.

8.4 Schedules; Knowledge. Each party is presumed to have full knowledge of all information set forth in the other party's schedules delivered pursuant to this Agreement.

8.5 Entire Agreement. This Agreement represents the entire agreement between the parties relating to the subject matter thereof.

8.6 Survival of Representations and Warranties. The representations, warranties, and covenants of the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated for a period of one year. All rights and obligations under this entire Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators and assigns of the parties.

8.7 Termination.

         (a) Ability to terminate. This Agreement may be terminated and the Exchange may be abandoned at any time prior to the Effective Time by:

                  (i) The collective written consent of the Parties;

                  (ii) Either the Corporation, on the one hand, or CBC, on the other hand, if any governmental entity or court of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the Parties shall use their commercially reasonable best efforts to lift), which restrains, enjoins or otherwise prohibits the Merger or the Exchange or the acceptance for exchange of the Issuable Shares pursuant to the Exchange and such order, decree, ruling or other action shall have become final and non-appealable;

                  (iii) The Corporation, if CBC, the CBC Shareholder or Keyuan shall have breached in any material respect any of its or their representations, warranties, covenants or other agreements contained in this Agreement, and the breach cannot be or has not been cured within 15 calendar days after the giving of written notice by the Corporation to CBC;

                  (iv) CBC, if the Corporation shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, and the breach cannot be or has not been cured within 15 calendar days after the giving of written notice by CBC to the Corporation; or

                  (v) Without any action on the part of the Parties if required by applicable law.

         (b) Effect of Termination. If this Agreement is terminated as provided in Section 8.7(a), written notice of such termination shall be given by the terminating Party to the other Party specifying the provision of this Agreement pursuant to which such termination is made, this Agreement shall become null and void and there shall be no liability on the part of any Party, provided, that nothing in this Agreement shall relieve any Party from any liability or obligation with respect to any willful breach of this Agreement and provided, further, that termination shall not affect accrued rights or liabilities of any Party.

8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided that in no event may the right to indemnification provided by Section 5.2 hereto be assigned by any of the Parties, with or without consent, except by operation of law. Subject to the immediately foregoing sentence of this Section 8.8, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and assigns.

8.9 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. For purposes of this Agreement, facsimile signatures may be deemed originals.

8.10 Amendment or Waiver. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same of any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance may be extended by a writing signed by the party or parties for whose benefit the provision is intended.

8.11 Headings; References. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to "Articles" or "Sections" shall be deemed to be references to Articles or Sections of this Agreement unless otherwise indicated.

8.12 No Third Party Beneficiaries. Except as expressly provided by this Agreement, nothing herein is intended to confer upon any person or entity not a Party to this Agreement any rights or remedies under or by reason of this Agreement.

8.13 Severability; Enforcement. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provisions shall be interpreted to be only so broad as is enforceable.

8.14 Rules of Construction. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each party hereto as of the date first above written.


                                       GLOBUS

                                       By:
                                       ---------------------------------
                                       Name:  Steve Globus
                                       Title: Chief Executive Officer


                                       THE CORPORATION

                                       By:
                                       --------------------------------
                                       Name:  Steve Globus
                                       Title: Chief Executive Officer


                                       CBC

                                       By:
                                       --------------------------------
                                       Name:  Peng Mao
                                       Title: Chief Executive Officer


                                       KEYUAN

                                       By:
                                       --------------------------------
                                       Name:  Lu Fan An
                                       Title: Chief Executive Officer


                                       CBC SHAREHOLDER
                                       As to Articles III, IV, V & VIII only

                                       By:
                                       --------------------------------
                                       Name:  Peng Mao

                                  SCHEDULE 8.3

                     NAME AND EQUITY HOLDINGS OF PRINCIPALS